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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                                 SCHEDULE 13D
                                (Rule 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 44)*

                                CTS CORPORATION
                               (Name of issuer)

                          COMMON STOCK - NO PAR VALUE
                        (Title of class of securities)

                                  126 501 105
                                (CUSIP number)

                               HENRY V. KENSING
                        DYNAMICS CORPORATION OF AMERICA
                              475 STEAMBOAT ROAD
                       GREENWICH, CONNECTICUT 06830-7197
                                (203) 869-3211
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                with a copy to:

                                 Alan C. Myers
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000

                                APRIL 14, 1997
                         (Date of event which requires
                           filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


*Amendment No. 44 for Dynamics Corporation of America
 Amendment No. 16 for LTB Investment Corporation

                        Page 1 of 5 Pages

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------------------------                     ----------------------------------
CUSIP NO. 126 501 105           13D           PAGE   2   OF   5   PAGES
------------------------                     ----------------------------------


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Dynamics Corporation of America, I.R.S. Identification
            No. 13-0579260

            LTB Investment Corporation, a wholly owned subsidiary of Dynamics bCorporation of America, I.R.S. Identification No. 06-1109554

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
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3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC and BK
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Dynamics Corporation of America - New York
            LTB Investment Corporation - Delaware
------------------------------------------------------------------------------
  NUMBER OF    7     SOLE VOTING POWER
   SHARES
BENEFICIALLY            2,303,100 for Dynamics Corporation of America, of which
  OWNED BY              2,302,000 are held by LTB Investment Corporation, a
    EACH                wholly owned subsidiary of Dynamics Corporation of
  REPORTING             America
   PERSON
    WITH
              ----------------------------------------------------------------
               8     SHARED VOTING POWER

                          None
              ----------------------------------------------------------------
               9     SOLE DISPOSITIVE POWER

                        2,303,100 for Dynamics Corporation of
                        America, of which 2,302,000 are held by
                        LTB Investment Corporation, a wholly
                        owned subsidiary of Dynamics Corporation
                        of America
              ----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                          None
------------------------------------------------------------------------------




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-------------------------                ----------------------------------
CUSIP NO. 126 501 105          13D          PAGE   3   OF   5   PAGES
-------------------------                ----------------------------------


-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,303,100 for Dynamics Corporation of America, of which 2,302,000 are held by LTB Investment Corporation, a wholly owned subsidiary of Dynamics Corporation of America
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES*
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  44.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                    CO
-------------------------------------------------------------------------------




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ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended to add the following at the end thereof:

                  DCA has held preliminary discussions with CTS regarding the possibility of a business combination.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended to add the following at the end thereof:

                  On November 7, 1995, subsequent to the filing of Amendment No. 15 to its Schedule 13D, LTB acquired 11,000 shares of CTS Common Stock at $33.875 per share in a privately negotiated transaction.

                  The holdings of DCA and its wholly owned subsidiary, LTB, which aggregate 2,303,100 shares of CTS Common Stock, represent approximately 44.1% of CTS' outstanding shares (based on the number of shares of CTS Common Stock outstanding on March 7, 1997, as shown in CTS' Form 10-K for the year ended December 31, 1996).

                  DCA has the sole power to vote or direct the vote and to dispose of or direct the disposition of all of such shares, except that 1,020,000 of such shares presently have no voting rights under the Control Share Acquisition Chapter of the Indiana Business Corporation Law. To the best of DCA's knowledge, none of its directors or executive officers is the beneficial owner of any other shares of CTS Common Stock.


                               Page 4 of 5 Pages

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                                SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1997


                                    DYNAMICS CORPORATION OF AMERICA



                                    By: /s/ Henry V. Kensing
                                        ----------------------------
                                         Name:  Henry V. Kensing
                                         Title: Vice President



                               Page 5 of 5 Pages